TechTarget, Inc.

March 30, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:	Mr. Craig Wilson

Re:	Comment Letter Response
TechTarget, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed February 8, 2010
File No. 001-33472

Dear Mr. Wilson:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on March 16, 2010.  The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our response in the standard typeset.  We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1.  Financial Statements

Note 1.  Organization and Operations, page 7

1.     Based on the results of your application of the iron curtain approach as provided in Exhibit B of your response to prior comment 2, we note that the adjustments appear to materially impact adjusted EBITDA during the first and second quarters of fiscal 2009.  As your analysis indicates that management considers adjusted EBITDA a significant measure for purposes of assessing materiality, please provide us with further details as to how you determined that the effects of the adjustments under this approach were not material to the interim financial statements for the first and second quarters of fiscal 2009, as we are unable to determine how this was addressed in your response.

Response 1:

The Company assessed the quantitative impact of the errors on adjusted EBITDA using both the rollover method and iron curtain method as discussed in SAB 108.  Because the Company identified the error during the third quarter of 2009 and given the facts in this particular situation, the Company believes the rollover method is the most relevant method for assessing the quantitative materiality of the errors for all periods prior to the third quarter of 2009 and the iron curtain method is the most relevant method for assessing the materiality of the errors in the third quarter of 2009.  Specifically, the Company believes this is the most appropriate approach given that the immaterial income statement errors in 2004 to 2008 accumulate to an immaterial balance sheet error as of December 31, 2008.

The Company acknowledges that the quantitative impact of the errors to adjusted EBITDA using the iron curtain method is more significant to the first and second quarters of 2009 than in the third quarter of 2009 due to a lower amount of adjusted EBITDA in the first and second quarters.   We believe the guidance in ASC 250-10-45-27 should be applied to the correction, in the current interim period (Q3 2009), of immaterial misstatements that arose in prior periods.  ASC 250-10-45-27 indicates: “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” The Company believes the quantitative impact of the errors did not materially affect the trends in adjusted EBITDA during the interim periods of 2009 whether analyzed under the iron curtain or rollover method.  For the reasons discussed in our February 26, 2010 response and further below, the Company concluded that, considering both quantitative and qualitative aspects of materiality, the errors were not material to the interim periods or annual period of 2009.  Further, the Company believes recording the adjustments under the iron curtain method in the first or second quarters of 2009 would be less meaningful to a reader of our financial statements than recording the adjustments in the third quarter of 2009, when the errors were identified, with the appropriate disclosure required by ASC 250-10-45-27.

2.               In addition, in view of the iron curtain method’s greater quantitative impact on pretax loss and net loss in the current period ended September 30, 2009, please provide additional assessment of the materiality of the errors with regards to those line items.

Response 2:

The Company acknowledges that under the iron curtain method the quantitative impact of the error in the current period ended September 30, 2009 is greater on pretax loss and net loss than it is on some of the other financial metrics on which we performed quantitative assessment.  In our assessment, we quantified the impact on pretax loss and net loss, however, our primary assessment of quantitative materiality was based on revenue and adjusted EBITDA, the measures by which the Company believes investors primarily assess the performance of the Company. As noted above, ASC 250-10-45-27 indicates: “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings”. In our assessment we quantified the impact on pretax loss and net loss both for the current interim period (Q3 2009) as well as estimated full 2009 fiscal year. As part of our quantitative assessment, the Company assessed the relevance of pretax loss and net loss being near break-even on an absolute dollar basis for the period ended September 30, 2009 and for the year ended December 31, 2009, and concluded that pretax loss and net loss materiality percentages were less meaningful than if the amounts for pretax loss and net loss had been more substantial in amount.  For example, 2009 annual pretax loss prior to the correction of the out of period errors was $4.6m.  The impact of the out of period adjustments was $1.0m, increasing the loss to $5.6m.  While this change represents a 21% increase in the pretax loss, the $1.0m change is not material within the context of the consolidated financial statements, nor to the trends in the performance of the Company’s operations.  The impact on net loss was less significant than the impact on pretax loss.

3.               Explain further why you believe these large dollar error misstatements are not qualitatively material considering that a member of the Company’s Finance Department management intentionally caused the errors.  Your response should also address the fact that these errors apparently arose in the absence of clearly defined policies and procedures over customer accounts.  In your response, consider the qualitative materiality implications of the errors on your accounting and reporting obligations under Exchange Act Rule 13a-15 Controls and Procedures as well as the guidance in SAB Topic 1.M.2.

Response 3:

In evaluating the materiality of these misstatements in prior periods, the Company considered in the qualitative aspect of its materiality analysis the fact that these misstatements were the result of an improper accounting decision on the part of one individual, and the fact that the Company did not have effective design or operational controls to prevent these misstatements.  However, in the course of the investigation conducted by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), the Audit Committee considered whether, but found no evidence to suggest that, these improper accounting decisions were motivated by an intentional effort to manage earnings or to benefit that individual or others at the Company.  Instead, the evidence suggested to the Audit Committee that these decisions were motivated by expediency in an effort to simplify the ongoing work of that individual in managing the customer credit account.

In connection with its assessment of internal control deficiencies, the Company considered the range of misstatements that could have occurred as a result of the absence of effective design or operational controls to prevent these misstatements and the Company’s other internal controls and procedures over financial reporting, and concluded that these misstatements could have been large enough to be considered material and may not have been detected.  Accordingly, the Company concluded that material weaknesses in internal controls existed as of September 30, 2009 and December 31, 2009.

In its qualitative materiality assessment of the financial statement errors, the Company considered the existence of material weaknesses in its internal controls over financial reporting within the context of its overall internal control environment and concluded that the existence of the material weaknesses did not outweigh the other qualitative factors it considered in its analysis.

4.               Please explain why you believe the population of analysts and Board of Director investors owning at least 40% of the issued and outstanding shares of the company constitute the class of “reasonable investor” as that term is used in SAB Topic 1.M.

Response 4:

The Company did not intend to create the impression that it believes that the population of analysts and Board of Director investors owning a substantial portion of the outstanding shares of the Company are representative of all “reasonable investors” as that term is used in SAB Topic 1.M.  Instead, the Company intended to note that when the Company evaluates its own business and (subject to compliance with the SEC’s rules regarding use of non-GAAP financial measures) discusses its business publicly, its focus is on revenue and a non-GAAP measure that the Company refers to as adjusted EBITDA.  Indeed, the performance incentives for the Company’s executive officers are based solely on adjusted EBITDA performance goals.  In this regard, the Company noted, among other things, that analysts that cover the Company also focus principally on revenue and adjusted EBITDA in their analyst reports, and that the Company’s Board of Directors, whose members own a substantial portion of the Company’s outstanding shares, focus primarily on revenue and adjusted EBITDA in their evaluation of the Company’s performance.  We do not consider these two groups to be, by themselves, definitive representatives of the “reasonable investor” as that term is used in SAB Topic 1.M.  Instead, based more broadly on those observations, the other observations identified in the Company’s materiality analysis, and the Company’s understanding of its business and experience with its investors and analyst community, the Company believes that a “reasonable investor” would focus principally on revenue and adjusted EBITDA in evaluating a decision of whether to invest in the Company’s common stock. Additionally, the Company assessed the impact on its stock price for the period commencing thirty days prior to, and ending thirty days after, the initial public disclosure on

November 9, 2009 of the accounting issues and concluded there was no material change in stock price.

*  *  *  *

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (617) 431-9465.

Sincerely,

/s/ Rick Olin

Rick Olin
Secretary, Vice President and General Counsel

cc:	James W. Prendergast, Esq., WilmerHale LLP
Graham Robinson, Esq., WilmerHale LLP
Stephen Hatfield, Ernst & Young LLP